UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

BLUE CALYPSO, INC.
(Name of Small Business Issuer in Its Charter)

000-53981

(Commission File Number)

Nevada	20-8610073
(State or other jurisdiction of Incorporation of organization)	(IRS Employer Identification Number)

123 WEST NYE LANE, SUITE 129 CARSON CITY, NV 89706
(Address of Principal Executive Offices)

(831) 521-7410
(Issuer's Telephone Number, Including Area Code)

BLUE CALYPSO, INC.

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

BLUE CALYPSO, INC IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY BLUE CALYPSO, INC.’S SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished to the holders of record on July 25, 2011, of the outstanding shares of common stock, $.0001 par value per share (“Common Stock”), of Blue Calypso, Inc., a Nevada corporation (the “Company”), in connection with the designation by Blue Calypso Holdings, Inc., a Texas corporation (“Blue Calypso Holdings”), of at least a majority of the members of the board of directors of the Company (the “Board”), pursuant to the terms of that certain Agreement of Merger and Plan of Reorganization, (the “Merger Agreement”), which the Company is currently contemplating entering into with Blue Calypso Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“Acquisition Sub”), and Blue Calypso Holdings.  This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

In accordance with the terms of the proposed Merger Agreement: (i) Deborah Flores the sole member of the Company’s Board, will resign from the Board effective upon the later of (A) ten (10) days after the date this Information Statement is filed with the Securities and Exchange Commission (“SEC”) and mailed to the Company’s shareholders of record and (B) the closing of the Merger Agreement (such date being the “Effective Date”); and (ii) Blue Calypso Holdings will appoint Andrew Levi, Paul Jarvie, J. Andrew Kerner, Rich Fennessy and James Rose to serve as directors of the Company as of the Effective Date.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

Change in Control Transaction

Pursuant to the terms of the Merger Agreement, Acquisition Sub will be merged with and into Blue Calypso Holdings, with Blue Calypso Holdings remaining as the surviving corporation (the “Merger”), and the Company will issue: 100,000,000 shares of Common Stock to the holders of the issued and outstanding shares of common stock of Blue Calypso Holdings.  Immediately after the consummation of the Merger, under an Agreement of Conveyance, Transfer and Assignment of Assets and Assumption of Obligations, the Company will transfer all of its pre-Merger assets and liabilities to its wholly-owned subsidiary, JJ&R Ventures Holdings, Inc. (“SplitCo”). Thereafter, pursuant to a Stock Purchase Agreement, the Company will transfer all of the outstanding shares of SplitCo to certain of its stockholders in exchange for the cancellation of 51,000,000 shares Common Stock (the “Stock Cancellation”). In connection with the Merger, the Company will issue an aggregate of 1,500,000 shares of its Series A Preferred Stock to be designated in connection with the Merger. Immediately after the consummation of the Merger and Stock Cancellation, the holders of the issued and outstanding shares of common stock of Blue Calypso Holdings will own approximately eighty percent (80%) of the then issued and outstanding shares of Common Stock.  A condition to the closing of the Merger is that all of the current officers and directors of the Company resign and that Blue Calypso Holdings appoint new officers and directors. Unless otherwise noted herein, all share amounts contained herein have been adjusted to reflect the Forward Split (as described below) as approved by the Board on July 21, 2011.

Voting Securities

The Common Stock is the only class of equity securities of the Company that is currently outstanding and entitled to vote at a meeting of the Company’s shareholders.  Each share of Common Stock entitles the holder thereof to one (1) vote.  As of July 25, 2011, there were 22,345,500 shares of Common Stock outstanding (on a pre-Forward Split basis). On July 21, 2011, the Board approved a forward split of all of its outstanding shares of Common Stock at a ratio of one to three and four tenths (1:3.4), resulting in the Company’s stockholders receiving three and four tenths (3.4) shares of Common Stock for every one (1) share of Common Stock that they own as of the record date of August 1, 2011 (the “Forward Split”). The effective date of the Forward Split is August 1, 2011. The Forward Split was effected by our board of directors in accordance with Section 78.207 of the Nevada Revised Statutes by correspondingly increasing the number of shares of Common Stock that the Company is authorized to issue from 200,000,000 to 680,000,000.

Board of Directors and Executive Officers

Board of Directors and Executive Officers Immediately Prior to the Merger

Deborah Flores currently serves as the Company’s sole director and executive officer.

Deborah Flores, 38, has served as the Company’s President, Secretary, Treasurer and a member of the Board since March 2, 2007. Mrs. Flores is an owner/operator of Go Espresso, formerly Michael’s Cannery Row Deli since November 1993. Go Espresso is an exclusive catering and event vending business providing service in Monterey County, California and surrounding areas.

Upon the Effective Date, the Company will accept and make effective the resignation of Deborah Flores from the Board and shall appoint Andrew Levi, Paul Jarvie, J. Andrew Kerner, Rich Fennessy and James Rose to serve as directors of the Company.

Upon the Effective Date, the Company shall accept and make effective the resignation of Deborah Flores as an executive officer of the Company and appoint Andrew Levi to serve as the Chief Executive Officer of the Company and James R. Craig to serve as the Chief Financial Officer.

Upon the Effective Date, none of Andrew Levi, Paul Jarvie, J. Andrew Kerner, Rich Fennessy or James R. Craig nor any of their respective affiliates, will have been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than the proposed Merger Agreement and the transactions contemplated thereby. Upon the Effective Date, none of Andrew Levi, Paul Jarvie, J. Andrew Kerner, Rich Fennessy, James Rose or James R. Craig will have a familial relationship with any current or proposed director or executive officer of the Company.  The number of equity securities of the Company or rights to acquire any such securities of the Company beneficially owned by Andrew Levi, Paul Jarvie, J. Andrew Kerner, Rich Fennessy, James Rose and James R. Craig are set forth below under the caption “Beneficial Ownership of the Company’s Common Stock.”

The following sets forth certain information concerning the experience and background of Messrs. Levi, Jarvie, Kerner, Fennessy and Rose.

Andrew Levi, 44, Chairman and Chief Executive Officer - Mr. Levi founded Blue Calypso Holdings in February 2010 and has served as its Chairman and Chief Executive Officer.  From November, 1991 to the present Mr. Levi has served as the Founder, President and Chief Executive Officer of Aztec Systems, Inc., a Dallas-based provider of mid-market ERP, managed services and related technology solutions where he has been responsible for building the company since 1991. Mr. Levi has been named to SmartPartner Magazine's list of "50 Smartest People" in the technology industry and to D Magazine's "Top Entrepreneurs under 40." Mr. Levi has been involved in numerous business and association ventures in the technology industry such as Boardroom Software, Inc., Critical Devices, Inc., Aztec Business Solutions, L.L.P., REES Associates, the board of the International Association of Microsoft Certified Partners (IAMCP) and the Information Technology Solution Provider Alliance (ITSPA). Mr. Levi holds a Bachelor of Science degree in finance from Florida State University in addition to numerous technical certifications and six U.S. patents.  His achievements, experience and knowledge led the Board to believe that he is qualified to serve on the Board.

Paul Jarvie, 58, Director - Mr. Jarvie served in various management positions over twenty years with ASAP Software, Inc., an information technology products and services provider, most recently as President from 1998 until 2008 when the company was acquired by Dell.  After a brief transition period, he retired from Dell in 2008.  His achievements, entrepreneurial experience and knowledge led the Board to believe that he is qualified to serve on the Board.

J. Andrew Kerner, 52, Director - Since 2004 Mr. Kerner has served as an operating executive in residence with SunTx Capital Partners, a private equity firm located in Dallas, Texas. From 2007 until 2009, Mr. Kerner was Executive Director of Affordable Housing Land Company, a non-profit organization focused on acquiring land for affordable housing development in Texas.  Mr. Kerner held senior executive management positions with Centex Homes from 2000 until 2007, including Senior Vice President and CFO and Executive Vice President of Operations Support. Prior to Centex, Mr. Kerner held CFO roles with The viaLink Company from 1999 until 2000 and Cameron Ashley Building Products from 1998 until 1999, as well as several senior financial executive roles with PepsiCo/Frito-Lay in the U.S. and Europe. Mr. Kerner is a Member of the board of directors of Aztec Systems, Atlanticblue Group, a private agriculture/real estate company based in Florida; Suntx Urbana, a private real estate development company located in Dallas, TX; Carolina Beverage Group, a private beverage manufacturer in North Carolina and Ranger Offshore, a private oilfield services company located in Houston, TX.  His experience and knowledge led the Board to believe that he is qualified to serve on the Board.

Rich Fennessy,46, Director - Mr. Fennessy is currently Chairman and CEO of PeopleJar, Inc., an early stage internet company that launched a new social networking and advertising platform in January, 2011. Mr. Fennessy served as President and Chief Executive Officer from 2004 until 2010 of Insight Enterprises, Inc., a Fortune 500 global IT solutions company with operations in 22 countries and a broad portfolio of hardware, software, and services targeted towards small, medium, and large corporate and public sector institutions. Prior to joining Insight Enterprises Inc., Mr. Fennessy held several senior level executive positions at IBM from 1987 until 2004. His experience and knowledge led the Board to believe that he is qualified to serve on the Board.

James Rose, 50, Director - Since December 2010, Mr. Rose has served as Chief Executive Officer of Atex a privately held software company focused on the media industry based in Reading, England. From 2004 until 2010, Mr. Rose was Chairman and Chief Executive Officer of Mosaic Sales Solutions a leading marketing services firm and from 2002 until 2004 Mr. Rose was Chief Executive Officer of Media Planning Group (MPG), a subsidiary of Havas; a publicly traded French marketing communications company based in Paris, France. Mr. Rose has significant experience in media, marketing and technology industries. His experience and knowledge led the Board to believe that he is qualified to serve on the Board.

James R. Craig, 51, Chief Financial Officer - Mr. Craig was named Chief Financial Officer of Blue Calypso Holdings in June 2011. From 2010 until joining Blue Calypso Holdings, Mr. Craig provided consulting and fractional CFO services as an independent contractor. During this time Mr. Craig provided services to several private equity groups to target potential acquisitions and providing transition services to recent acquisitions. From 2008 to 2010 Mr. Craig was the Chief Financial Officer with Electronic Transaction Consulting Corporation, a software development company focused on the tolling industry. In 2007 Mr. Craig acted as interim CFO for LaneLogic, LLC, a start-up on-line used car trading platform. From 2002 to 2006 Mr. Craig was Chief Operating Officer and Chief Financial Officer of Furmanite Worldwide, Inc. Furmanite is a specialized industrial repair and maintenance service provider operating in 12 countries. Furmanite was the main operating subsidiary of Xanser, Inc., a NYSE traded company. Prior to 2002 Mr. Craig worked in financial and operating roles with various public and private companies and worked as a Senior Accountant for Deloitte and Touche. Mr. Craig has BS in Accounting and Computer Science from Oklahoma State University.

Officer and Director Compensation

Summary Compensation Table

The following table sets forth for each of the last three fiscal years ended December 31, 2010 and 2009, the remuneration paid by the Company to its executive officers.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Deborah Flores, President, Secretary and Director	2010 2009	0 0	0 0	0 0	0 0	0 0	0 0	0 0	0 0

No current or prior officer or director has received any remuneration or compensation from the Company in the past three years, nor has any member of the Company’s management been granted any option or stock appreciation right. Accordingly, no tables relating to such items have been included within this Item. None of our employees are subject to a written employment agreement nor has any officer received a cash salary since our founding.

Director Compensation

There are no agreements to compensate any of the directors of the Company for their services.

The Company’s officers and directors are reimbursed for expenses incurred on our behalf.  The Company’s officers and directors will not receive any finder’s fee as a result of their efforts to implement the business plan outlined herein.  However, the Company’s officers and directors anticipate receiving benefits as beneficial shareholders of Common Stock.

The Company has not adopted any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of the Company’s employees.

Board of Directors

Election of Directors, Meetings of the Board of Directors, and Related Matters

Directors are elected at the annual meeting of shareholders, and each director holds office until his successor is duly appointed or elected, unless he sooner resigns or is removed. During the fiscal year ended December 31, 2010, the Board held no meetings. All actions of the Board were taken by written consent. The Company does not have a policy regarding directors’ attendance at annual shareholder meetings and we did not hold such a meeting during the fiscal year ended December 31, 2010.

Shareholders Communication with Directors

Our stockholders may send communications to the Board or to individual directors by mail addressed to the Board or to an individual director c/o Blue Calypso, Inc., 123 West Nye Lane, Suite 129, Carson City, Nevada 89706.

Board Committees

Since the Board consists of one member, the Board has no standing audit, compensation or nominating committee. Ms. Flores is not an audit committee financial expert.

Beneficial Ownership of the Company’s Common Stock Prior to the Effective Time

The following table sets forth, as of July 25, 2011 on a pre-Forward Split basis, information with respect to the securities holdings of all persons that the Company, pursuant to filings with the SEC and the Company’s stock transfer records, has reason to believe may be deemed the beneficial owner of more than five percent (5%) of the Common Stock.  The following table also sets forth, as of such date, the beneficial ownership of the Common Stock by all current officers and directors of the Company, both individually and as a group, and all persons who will become directors of the Company upon the Effective Date.  Unless otherwise indicated, each person or entity named below has sole voting and investment power with respect to all Common Stock beneficially owned by that person or entity, subject to the matters set forth in the footnotes to the table below.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class (1)
Deborah Flores 1780 Granada St. Seaside, CA 93955	15,000,000	67.12%

Brittany Grisham 1656 Darwin St. Seaside, CA 93955	2,000,000	8.95%

Anastasiya Kravchenko 1359 Ahlrich Ave. Encinitas, CA	2,100,000	9.39%

Darya Shahvaran 1276 7th Ave. San Francisco, CA 94122	2,100,000	9.39%

Andrew Levi 1345 Valwood Parkway Carrolton Texas 75006	-	-

Rich Fennessy 1345 Valwood Parkway Carrolton Texas 75006	-	-

Paul Jarvie 1345 Valwood Parkway Carrolton Texas 75006	-	-

J. Andrew Kerner 1345 Valwood Parkway Carrolton Texas 75006	-	-

James Rose 1345 Valwood Parkway Carrolton Texas 75006	-	-

James R. Craig 1345 Valwood Parkway Carrolton Texas 75006	-	-

All current directors and executive officers as a group (1 person)	15,000,000	67.12%

_____________________

(1)

These percentages have been calculated based on 22,345,500 shares of Common Stock outstanding as of July 25, 2011.

Beneficial Ownership of the Company’s Common Stock at the Effective Date

The following table sets forth, as of the Effective Date, on a post-Forward Split basis, information with respect to the proposed securities holdings of all persons that the Company, has reason to believe may be deemed the beneficial owner of more than five percent (5%) of the Common Stock as a result of the Merger.  The following table also sets forth, as of the Effective Date, the proposed beneficial ownership of the Common Stock by all current officers and directors of the Company, both individually and as a group, and all persons who will become directors of the Company upon the Effective Date as a result of the Merger.  Unless otherwise indicated, each person or entity named below will have sole voting and investment power with respect to all Common Stock beneficially owned by that person or entity at the Effective Date, subject to the matters set forth in the footnotes to the table below.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class (2)
Andrew Levi 1345 Valwood Parkway Carrollton, Texas 75006	56,990,349	46%

Rich Fennessy 1345 Valwood Parkway Carrollton, Texas 75006	3,261,057	3%

Paul Jarvie 1345 Valwood Parkway Carrollton, Texas 75006	4,547,112	4%

J. Andrew Kerner 1345 Valwood Parkway Carrollton, Texas 75006	3,255,150	3%

James Rose 1345 Valwood Parkway Carrollton, Texas 75006	3,155,918	3%

Esousa Holdings LLC(3) 317 Madison Ave., Suite 1621 New York, NY 10017	12,487,350(5)	9.99%

LMD Capital, LLC(4) 2828 N. Harwood, Suite 1700 Dallas, TX 75201	12,487,350(5)	9.99%

All directors and executive officers as a group (5 persons)	69,370,832	59%

_____________________

(1)

Beneficial ownership represents sole voting and investment power.

(2)

These percentages have been calculated based on 124,974,701 shares of Common Stock outstanding as of the Effective Date.

(3)

Rachel Glicksman, as Managing Director of Esousa Holdings LLC, has voting and dispositive controls over such shares.

(4)

Steven B. Solomon as Managing Director of LMD Capital, LLC has voting and dispositive controls over such shares.

(5)

This number includes shares of Common Stock to be held as of the Effective Date. This number does not include 1,500,000 shares of Series A Preferred Stock to be held by each identified person at the Effective Date, which are convertible into shares of Common Stock at a conversion price of $0.679 per share. Under the terms of the Series A Preferred Stock, the holder may not convert the Series A Preferred Stock to the extent (but only to the extent) such selling security holder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 4.99%.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s officers and directors and persons who own more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of the Common Stock. Such officers, directors and 10% stockholders are also required by applicable SEC rules to furnish us copies of all forms filed with the SEC pursuant to Section 16(a) of the Exchange Act.  Based solely on the company’s review of the copies of such forms received by the Company or written representations from such persons that no other reports were required for such persons, the Company believes that during the fiscal year ended December 31, 2010, all Section 16(a) filing requirements applicable to the Company’s officers, directors and greater than 10% stockholders were satisfied in a timely fashion.

Certain Relationships And Related Transactions

Transactions with Management and Others

The Company utilizes office space at the residence of Deborah Flores to conduct the Company activities at no charge.

Certain Business Relationships

At various times during 2009, the Company found it necessary to borrow funds from its shareholders to fund the Company. These notes were initially due and payable on December 31, 2010 and carry an interest rate of 8%.  The shareholders have agreed to extend the notes until December 31, 2011, carrying an interest rate of 8%.  The total outstanding as of December 31, 2010 and 2009 was $38,678 and $12,489 respectively.  The accrued interest on these notes as of December 31, 2010 and 2009 was $2,552 and $370 respectively.

Deborah Flores also contributed funds for prepaid expenses. The total outstanding as of December 31, 2010 and 2009 was $2,364 and $464 respectively.

For the years ending December 31, 2010 and 2009, the related parties advanced the Company for working capital purposes $26,189 and $12,953 respectively.

Indebtedness of Management

None; not applicable.

Conflicts of Interest

None of our key personnel is required to commit full time to our affairs and, accordingly, these individuals may have conflicts of interest in allocating management time among their various business activities.  In the course of their other business activities, certain key personnel may become aware of investment and business opportunities which may be appropriate for presentation to us, as well as the other entities with which they are affiliated.  As such, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

Each officer and director is, so long as he is an officer or director, subject to the restriction that all opportunities contemplated by our plan of operation that come to his attention, either in the performance of his duties or in any other manner, will be considered opportunities of, and be made available to us and the companies that he is affiliated with on an equal basis.  A breach of this requirement will be a breach of the fiduciary duties of the officer or director.  If we or the companies to which the officer or director is affiliated each desire to take advantage of an opportunity, then the applicable officer or director would abstain from negotiating and voting upon the opportunity.  However, the officer or director may still take advantage of opportunities if we should decline to do so.  Except as set forth above, we have not adopted any other conflict of interest policy in connection with these types of transactions

Signatures

Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Blue Calypso, Inc.

/s/ Deborah Flores

Deborah Flores

President

Dated: July 28, 2011